Information furnished to the Securities and Exchange Commission on April 4, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Issuer

 PRESS RELEASE PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________to________________

Commission file number 333-6200

INTERTEK TESTING SERVICES LIMITED
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

25 SAVILE ROW, LONDON, W1S 2ES, ENGLAND
(011) 44-20-7396-3400
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes                     No

Schedule of Information contained in this report

Intertek Testing Services Limited Press Release dated April 4, 2002

PRESS RELEASE

INTERTEK TESTING SERVICES SHARE OFFERING

Intertek Testing Services announces its intention to seek a listing for its ordinary shares on the London Stock Exchange by way of an offering of its ordinary shares to institutional and professional investors in the United Kingdom and internationally (the "Offering"). The Offering is intended to take place, subject to market conditions, in the second or third quarter of this year.

This announcement does not constitute an offer to sell or solicitation of an offer to acquire any securities of Intertek Testing Services in the United States or in any other jurisdiction. The ordinary shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act) absent registration or an available exemption from registration.

Stabilisation/FSA

Bill Spencer Chief Financial Officer	Richard Nelson Chief Executive Officer

Tel No: +44 20 7396 3400	Tel No: +44 20 7396 3400

April 4, 2002